FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 17, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2015

November 17, 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended September 30, 2015.

Key Financial Highlights of Q3 2015

•                  Consolidated group revenue increased 7.4% y-o-y to RUB 115.0 bln

•                  Total revenue in Russia rose 4.7% y-o-y to RUB 103.9 bln

•                  Mobile service revenue in Russia improved 1.0% y-o-y to RUB 78.0 bln

•                  Data traffic revenue in Russia grew 20.2% y-o-y to RUB 20.6 bln

•                  Handset sales in Russia increased 58.8% y-o-y to RUB 12.6 bln

•                  Group adjusted OIBDA down 1.9% y-o-y to RUB 48.0 bln

•                  OIBDA in Russia down 2.1% y-o-y to RUB 44.5 bln

•                  MTS raises its Group guidance:

•             Group revenue growth of more than 4%

•             Revenue growth in MTS Russia of more than 4%

•                  MTS reiterates its guidance:

•             Group OIBDA margin of more than 40%

•             FY2015 CAPEX in the amount of RUB 92 bln reflecting planned investments in 3G network development in Ukraine

Key Corporate and Industry Highlights

•                  Extension of strategic partner market agreement with Vodafone expanding the scope of new partnership in Ukraine where the companies will roll out 3G and develop new services in the market using the Vodafone brand

•                  Acquisition of the licenses to provision mobile telecommunications services in the GSM standard, LTE standard and its subsequent modifications in the 1710-1785 MHz and 1805-1880 MHz ranges in Amur Region, North-Ossetia-Alania, Orenburg Region, Perm Krai and in Komi-Perm District, for a total amount of RUB 1.91 bln through an auction held by The Federal Service for Supervision in the Sphere of Communications, Information Technologies and Mass Media (Roskmonadzor)

•                  Signing of strategic partnership agreement with Google to promote mobile Internet technologies and Google search services in Russia

•                  Redemption of the RUB 10 bln series 02 ruble-denominated

•                  Repurchase of the series 08 ruble denominated bond in the amount of RUB 12.9 bln

•                  Payout of the semi-annual dividends of RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.592 bln based on H1 2015 financial results

Commentary

Mr. Andrei Dubovskov, MTS President and CEO, commented, “In Q3 2015, we delivered a 7.4% year-over-year increase in Group revenue to RUB 115.0 bln. This growth was driven by strong data adoption across our operating markets, and in Russia, our topline was supported by increasing smartphone sales across our retail network. Group adjusted OIBDA was RUB 48.0 bln, a slight decline year-over-year as a result of due to the impact of inflationary costs, reduced profitability in our non-Russian businesses, and the impact of our new commercial policies in retail. However, on a quarterly basis, revenue and Adjusted OIBDA increased by more than 12%, which allowed MTS to once again outpace the market.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said, “For the quarter, total revenue in Russia increased by 4.7% year-over-year to RUB 103.9 billion. Growth in our mobile business revenue equaled 6.4% as data usage continues to drive growth. Data usage continues to be a primary driver of growth as data traffic revenue increased by more than 20% year-over-year and smartphone penetration exceeded 47%.”

Mr. Alexey Kornya, MTS Vice President for Finance and Investments, said, “In Russia, OIBDA for the period was RUB 44.5 bln, or 2.1% below Q3 2014, as increased handset sales put pressure on profitability. Group net income declined 6.6% year-over-year to RUB 14.4 bln, due to the impact of OIBDA dynamics and a non-cash RUB 3.3 bln FOREX loss based on the value of our non-ruble denominated debt. Free cash flow for the first nine months amounted to RUB 29.2 bln, and CAPEX reached RUB 73.1 bln. We had accelerated our network build-out to H1 2015 from H2 2015, so our run-rate is higher compared to last year. For the full year 2015, we expect CAPEX to be in line with our guidance of RUB 92 bln, which includes the planned construction of 3G networks in Ukraine.”

Mr. Andrei Dubovskov concluded, “We continue to see resilient markets in our countries of operation and deliver strong topline growth through a sustained increase in the usage of voice and data products and vigorous sales of data generating devices in Russia. Strong momentum in sales allows us to raise both our Group, and Russia, revenue guidance to more than 4%.  We also reiterate our Group OIBDA margin guidance of more than 40% as we continue to deliver on our market-leading and innovative commercial strategies.”

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

MTS announces that as the Company had previously disclosed, the US Department of Justice (DOJ) and the SEC are conducting an investigation into MTS’s business activities in Uzbekistan. In addition, MTS publicly confirmed that it had been referenced in a civil forfeiture complaint, filed by the DOJ, directed at certain assets of an unnamed Uzbek government official. The complaint alleges that MTS made corrupt payments to gain access to the Uzbek telecommunications market. The Complaint alleges among other things that MTS and certain other parties made corrupt payments to the unnamed Uzbek official to assist MTS entering and operating in the Uzbekistan telecommunications market. The Complaint is solely directed towards assets held by the unnamed Uzbek official, and none of MTS’s assets are affected by the Complaint.

MTS has made no provision in relation to the investigation conducted by the US Department of Justice and the SEC regarding MTS’s business activities in Uzbekistan.  In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, a provision should be recognized when a legal or constructive obligation exists and such an obligation can be reliably estimated. MTS continues to cooperate with the authorities.   At the current stage of the investigations, MTS has no reliable basis to predict any outcome.

Conference Call

The conference call will start today at:

18:00 hrs (Moscow time)

15:00 hrs (London time)

10:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 6897774

From Russia + 7 495 705 9450

From the UK: + 44(0)20 3427 1915

From the US: + 1646 254 3360

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565 PIN 6897774

From the UK: +44 (0)20 3427 0598 PIN 6897774

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2015. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues	115,034	107,152	7.4%		102,691	12.0%
Adjusted OIBDA	48,019	48,967	-1.9%		42,722	12.4%
- margin	41.7%	45.7%	-4.0	pp	41.6%	0.1	pp
Adjusted operating profit	27,319	33,464	-18.4%		22,501	21.4%
- margin	23.7%	31.2%	-7.5	pp	21.9%	1.8	pp
Net profit	14,393	15,407	-6.6%		17,074	-15.7%
- margin	12.5%	14.4%	-1.9	pp	16.6%	-4.1	pp

Russia Highlights

RUB mln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues(1)	103,917	99,209	4.7%		94,336	10.2%
- mobile	77,967	77,164	1.0%		72,749	7.2%
- fixed	15,076	15,799	-4.6%		15,706	-4.0%
-sales of handsets & accessories	12,615	7,945	58.8%		7,607	65.8%
OIBDA	44,527	45,481	-2.1%		41,245	8.0%
- margin	42.8%	45.8%	-3.0	pp	43.7%	-0.9	pp
Net profit	13,448	10,725	25.4%		18,746	-28.3%
- margin	12.9%	10.8%	2.1	pp	19.9%	-7.0	pp

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (RUB)	357.6	336.5	315.4	323.6	341.3
MOU (min)	377	393	367	388	386
Churn rate (%)	9.2%	11.0%	10.1%	9.1%	9.7%

Ukraine Highlights

UAH mln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues	2,572	2,818	-8.7%		2,419	6.3%
Adjusted OIBDA	1,048	1,211	-13.5%		942	11.3%
- margin	40.8%	43.0%	-2.2	pp	38.9%	1.9	pp
Net profit	569	763	-25.4%		214	165.9%
- margin	22.1%	27.1%	-5.0	pp	8.8%	13,3	pp

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (UAH)	41.2	34.8	42.7	39.2	41.74
MOU (min)	483	480	508	502	500
Churn rate (%)	4.6%	17.6%	5.5%	5.6%	6.9%
SAC (UAH)	63.4	69.3	69.2	86.7	76.2
- dealer commission	37.5	40.0	44.6	48.7	47.7
- adv&mktg	17.0	20.3	16.6	25.8	17.1
- handset subsidy	1.7	2.8	0.2	1.9	1.5
- SIM card & voucher	7.1	6.2	7.7	10.4	9.9

(1) Revenue, net of intercompany between mobile and fixed

Armenia Highlights

AMD mln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues	19,296	22,066	-12.6%		18,479	4.4%
OIBDA	9,984	12,057	-17.2%		8,491	17.6%
- margin	51.7%	54.6%	-2.9	pp	45.9%	5.8	pp
Net profit	4,107	776	429.3%		4,078	0.7%
- margin	21.3%	3.5%	17.8	pp	22.1%	-0.8	pp

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (AMD)	3,378.6	2,956.6	2,565.4	2,835.7	2,940.0
MOU (min)	527	523	493	536	545
Churn rate (%)	9.0%	9.5%	8.7%	8.4%	8.3%
SAC (AMD)	4,773.3	6,261.6	5,545.7	5,766.7	5,095.6

Turkmenistan Highlights

TMT mln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues	75	72	4.3%		71	4.4%
OIBDA	29	30	-2.0%		27	9.7%
- margin	39.3%	41.8%	-2.5	pp	37.4%	1.9	pp
Net profit	16	17	-10.3%		13	16.4%
- margin	20.9%	24.4%	-3.5	pp	18.8%	2.1	pp

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (TMT)	14.1	14.8	13.7	14.4	15.4
MOU (min)	564	553	504	515	511
Churn rate (%)	11.2%	10.3%	12.1%	13.0%	12.0%
SAC (TMT)	26.7	26.1	28.9	28.3	25.8

Uzbekistan Highlights

UZS mln	Q3’15	Q2’15	q-o-q
Revenues	54,443	37,398	45.6%
OIBDA	(5,473)	(22,235)	n/a
- margin	n/a	n/a	n/a
Net loss	(28,648)	(28,123)	n/a
- margin	n/a	n/a	n/a

	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (UZS)	—	21,027	23,373	23,976
MOU (min)	—	356	462	530
Churn rate (%)	—	8.4%	13.0%	14.3%

Belarus Highlights

BYR bln	Q3’15	Q3’14	y-o-y		Q2’15	q-o-q
Revenues	1,440	1,299	10.8%		1,302	10.6%
Adjusted OIBDA	673	676	-0.5%		673	-0.1%
- margin	46.7%	52.1%	-5.4	pp	51.7%	-5.0	pp
Net profit	469	330	42.3%		368	27.7%
- margin	32.6%	25.4%	7.2	pp	28.2%	4.4	pp

	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
ARPU (BYR 000’s)	72.2	74.3	68.8	73.3	75.6
MOU (min)	498	480	448	470	472
Churn rate (%)	5.5%	5.8%	5.1%	4.7%	4.9%
SAC (BYR 000’s)	158.8	189.1	201.5	222.8	217.1

CAPEX Highlights

RUB mln	FY 2014	9M 2015
Russia	85,491	66,146
- as % of rev	22.8%	22.9%
Ukraine(2)	4,210	5,405
- as % of rev	12.8%	25.4%
Armenia	1,142	476
- as % of rev	16.0%	7.0%
Turkmenistan	1,084	408
- as % of rev	28.4%	11.1%
Uzbekistan	1	623
- as % of rev	0.6%	24.0%
Group(2)	91,929	73,057
- as % of rev	22.4%	23.0%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high-quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(2)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 mln in 2015

Attachments to the Third Quarter 2015
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating profit	33,464	22,852	19,163	22,501	27,319
Less: Gain from reentrance in Uzbekistan	(3,604)	(3,130)		—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	5,138	1,698	—	—
Adjusted operating profit	29,860	24,860	20,861	22,501	27,319
Add: D&A	19,107	19,486	20,448	20,221	20,700
Adjusted OIBDA	48,967	44,346	41,309	42,722	48,019

Russia (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating profit	28,324	24,299	21,091	23,728	27,275
Add: D&A	17,156	17,065	17,080	17,517	17,252
OIBDA	45,481	41,365	38,171	41,245	44,527

Ukraine (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating profit/(loss)	2,075	(3,468)	693	1,190	1,675
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	5,138	1,698	—	—
Adjusted operating profit	2,075	1,670	2,391	1,190	1,675
Add: D&A	1,410	1,448	1,344	1,107	1,358
Adjusted OIBDA	3,485	3,118	3,735	2,297	3,032

Armenia (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating profit	642	464	436	412	680
Add: D&A	425	523	623	525	626
OIBDA	1,067	986	1,059	937	1,306

Turkmenistan (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating profit	246	329	252	237	326
Add: D&A	133	177	205	165	203
OIBDA	379	506	458	402	529

Uzbekistan (RUB mln)	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating loss	—	—	(2,134)	(1,373)	(1,404)
Add: D&A	—	—	1,209	917	1,275
OIBDA	—	—	(925)	(455)	(128)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating margin	31.2%	21.3%	19.1%	21.9%	23.7%
Less: Gain from reentrance in Uzbekistan	(3.4)%	(2.9)%	—	—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	4.8%	1.7%	—	—
Adjusted operating margin	27.9%	23.2%	20.8%	21.9%	23.7%
Add: D&A	17.8%	18.2%	20.4%	19.7%	18.0%
Adjusted OIBDA margin	45.7%	41.4%	41.2%	41.6%	41.7%

Russia	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating margin	28.6%	24.8%	23.3%	25.2%	26.2%
Add: D&A	17.3%	17.4%	18.9%	18.6%	16.6%
OIBDA margin	45.8%	42.2%	42.2%	43.7%	42.8%

Ukraine	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating margin	25.6%	(46.4)%	8.8%	20.2%	22.5%
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	68.8%	21.5%	—	—
Adjusted operating margin	25.6%	22.4%	30.2%	20.2%	22.5%
Add: D&A	17.4%	19.4%	17.0%	18.8%	18.2%
Adjusted OIBDA margin	43.0%	41.7%	47.3%	38.9%	40.7%

Armenia	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating margin	32.9%	21.7%	19.8%	20.1%	26.9%
Add: D&A	21.8%	24.4%	28.3%	25.7%	24.8%
OIBDA margin	54.6%	46.1%	48.1%	45.8%	51.7%

Turkmenistan	Q3’14	Q4’14	Q1’15	Q2’15	Q3’15
Operating margin	27.1%	26.2%	19.8%	22.0%	24.3%
Add: D&A	14.6%	14.1%	16.1%	15.4%	15.1%
OIBDA margin	41.7%	40.2%	36.0%	37.4%	39.4%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2014	As of Sep 30, 2015
Current portion of LT debt and of finance lease obligations	41,955	60,102
LT debt	240,860	277,218
Finance lease obligations	8,857	10,417
Unamortized debt issuance cost	(1,707)	(2,316)
Total debt	289,965	345,421
Less:
Cash and cash equivalents	61,410	25,149
ST investments	9,942	56,627
LT deposits	13,671	27,461
Effects of hedging of non-ruble denominated debt	21,936	22,349
Net debt	183,006	213,835

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For nine months ended Sep 30, 2014	For nine months ended Sep 30, 2015
Net cash provided by operating activities	120,039	100,011
Less:
Purchases of property, plant and equipment	(40,262)	(56,528)
Purchases of intangible assets(3)	(13,056)	(16,529)
Proceeds from sale of property, plant and equipment	506	2,279
Investments in and advances to associates	(2,862)	—
Free cash flow	64,365	29,233

(3)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 mln in 2015

LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Q4 2014 ended Dec 31, 2014	Nine months ended Sep 30, 2015	Twelve months ended Sep 30, 2015
	A	B	C = A + B
Net operating profit	22,852	68,983	91,835
Less: Gain from reentrance into Uzbekistan	(3,130)	—	(3,130)
Add: Provision for cash balances deposited in distressed Ukrainian banks	5,138	1,698	6,836
Add: D&A	19,486	61,369	80,855
LTM ADJUSTED OIBDA	44,346	132,050	176,396

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Net operating revenue
Service revenue	291 172	283 332	102 341	99 158
Sales of handsets and accessories	26 735	20 245	12 694	7 994
	317 907	303 577	115 034	107 152
Operating expenses
Cost of services	(96 853)	(87 063)	(33 453)	(30 001)
Cost of handsets and accessories	(23 449)	(17 773)	(11 721)	(6 952)
Selling, general and administrative expenses	(66 306)	(64 273)	(21 561)	(21 571)
Depreciation and amortization expense	(61 369)	(55 535)	(20 700)	(19 107)
Other operating expense	(1 774)	(1 435)	(1 164)	(395)
Operating share of the profit of associates	2 526	1 746	883	733
Provision for cash balances deposited in distressed Ukrainian banks	(1 698)	—	—	—
Gain from re-entrance into Uzbekistan	—	3 604	—	3 604

Operating profit	68 984	82 850	27 319	33 464

Currency exchange loss	(3 238)	(9 088)	(3 345)	(9 523)

Other (expenses)/income:
Finance income	6 698	3 413	1 935	1 097
Finance costs	(19 380)	(12 839)	(6 771)	(4 359)
Other expenses	(1 644)	(791)	(1 045)	(1 324)
Total other expenses, net	(14 326)	(10 217)	(5 881)	(4 587)

Profit before tax	51 420	63 545	18 094	19 354

Income tax expense	(10 789)	(13 155)	(4 140)	(3 791)

Profit for the period	40 631	50 390	13 954	15 562

Loss/(profit) for the period attributable to non-controlling interests	1 723	(464)	439	(155)

Profit for the period attributable to equity holders	42 354	49 925	14 393	15 407

Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(455)	(4 602)	11 587	5 045
Net fair value (loss)/gain on financial instruments	(2 987)	4 298	415	3 125
Other comprehensive (loss)/income	(3 442)	(304)	12 002	8 170
Total comprehensive income for the period	37 189	50 086	25 956	23 732
Less comprehensive loss/(income) for the period attributable to the noncontrolling interests	1 249	(464)	(355)	(155)

Comprehensive income for the period attributable to equity holders	38 438	49 622	25 601	23 577

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:	21,30	25,10	7,24	7,75

MOBILE TELESYSTEMS
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
As of September 30,2015 AND As of December 31,2014

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2015	2014
NON-CURRENT ASSETS:
Property, plant and equipment	295 220	299 023
Investment property	313	290
Intangible assets	109 023	98 520
Investments in associates	12 198	15 217
Deferred tax assets	7 277	6 186
Income tax assets	699	—
Other non-financial assets	112	—
Other investments	31 386	17 065
Accounts receivable (related parties)	3 244	—
Other financial assets	22 440	21 950
Total non-current assets	481 912	458 251

CURRENT ASSETS:
Inventories	15 813	7 509
Trade and other receivables	41 554	34 463
Accounts receivable (related parties)	5 936	4 525
Short-term investments	56 627	9 942
VAT receivable	11 793	8 071
Income tax assets	5 315	8 656
Assets held for sale	585	2 136
Advances paid and prepaid expenses, other current assets	4 436	4 341
Cash and cash equivalents	25 149	61 410
Total current assets	167 208	141 053

Total assets	649 120	599 304

EQUITY:
Equity attributable to equity holders	155 404	168 829
Non-controlling interests	8 511	9 793
Total equity	163 915	178 622

NON-CURRENT LIABILITIES:
Borrowings	285 993	248 549
Deferred tax liabilities	26 016	24 809
Provisions	3 037	2 838
Other financial liabilities	605	522
Other non-financial liabilities	4 732	4 584
Total non-current liabilities	320 383	281 302

CURRENT LIABILITIES:
Borrowings	59 427	41 416
Provisions	7 312	8 684
Trade and other payables	65 083	52 811
Accounts payable (related parties)	2 891	4 674
Income tax liabilities	548	1 368
Other financial liabilities	3 653	5 220
Other non-financial liabilities	25 908	25 207
Total current liabilities	164 822	139 380

Total liabilities and equity	649 120	599 304

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014

Profit for the period	40 631	50 390

Adjustments to reconcile net income to net cash provided by operating activities:
Non cash gain from re-entrance into Uzbekistan	—	(3 604)
Depreciation and amortization	61 369	55 535
Finance income	(6 698)	(3 413)
Finance costs	19 380	12 839
Income tax expense	10 789	13 155
Currency exchange loss	3 238	9 088
Amortization of deferred connection fees	(1 044)	(898)
Share of the profit of associates	(912)	(926)
Change in fair value of financial instruments	(91)	(515)
Inventory obsolescence expense	131	289
Allowance for doubtful accounts	2 080	2 497
Change in provisions	6 357	6 200
Other non-cash items	(541)	(248)

Working capital adjustments:
(Increase)/Decrease in trade and other receivables	(9 150)	996
(Increase)/Decrease in inventory	(8 076)	436
Increase in VAT receivable	(3 326)	(846)
Decrease in prepaid expenses and other assets	373	910
Increase/(Decrease) in trade and other paybles and other current liabilities	4 360	(8 188)

Dividends received	2 205	1 869
Income taxes paid	(8 034)	(8 256)
Interest received	3 667	2 678
Interest paid (net of interest capitalised)	(16 697)	(9 950)
Net cash provided by operating activities	100 011	120 038

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(56 528)	(40 262)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine)	(16 529)	(13 056)
Purchases of 3G licences in Ukraine	(7 044)	—
Proceeds from sale of property, plant and equipment and assets held for sale	2 279	506
Purchases of short-term investments	(28 871)	(33 093)
Proceeds from sale of short-term investments	17 962	40 019
Purchase of other investments	(40 439)	(15 714)
Proceeds from sale of other investments	97	730
Investments in associates	—	(2 862)
Net cash used in investing activities	(129 073)	(63 732)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of non-controlling interests in existing subsidiaries	(55)	(26)
Repayment of notes	(2 460)	(17 441)
Notes and debt issuance cost paid	(1 226)	(25)
Finance lease principal paid	(313)	(103)
Dividends paid	(39 455)	(37 547)
Cash flows under capital transactions with related parties	(3 408)	—
Proceeds from loans	49 671	20 000
Repayment of loans	(10 080)	(8 095)
Other financing activities	7	24
Net cash used in financing activities	(7 319)	(43 213)

Effect of exchange rate changes on cash and cash equivalents	(36)	2 231

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(36 417)	15 324

CASH AND CASH EQUIVALENTS, at beginning of the period, including cash and cash equivalents within assets held for sale of 156 and nill, respectively	61 566	30 612

CASH AND CASH EQUIVALENTS, at end of the period	25 149	45 936

Group financial results for the third quarter 2015 Investor conference call – November 17, 2015 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor

FINANCIAL & CORPORATE HIGHLIGHTS Key period highlights: 3D Strategy Group financial highlights: revenue Group financial highlights: adjusted OIBDA Group financial highlights: net profit Group mobile subscriber base dynamics Group capital expenditures Group debt at the end of Q3 2015 Group balance sheet and net debt Outlook for 2015 Dividend outlook KEY FINANCIAL & OPERATING RESULTS Russia financial highlights Russia revenue breakdown Russia VAS revenue Russia mobile operating indicators Russia fixed financial and operating indicators MGTS MTS retail network development Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Uzbekistan: re-entering the market Belarus financial highlights & operating indicators APPENDIX Table of contents

4 FINANCIAL & CORPORATE HIGHLIGHTS

Key period highlights: 3D strategy

Group revenue
(RUB bln)


Q3 2015
115.0
Q3 2014
107.2
+7.4%

Group Adjusted OIBDA
(RUB bln)


Q3 2015
48.0
Q3 2014
49.0
-1.9%

Total Russia revenue
(RUB bln)


Q3 2015
103.9
Q3 2014
99.2
+4.7%

Churn rate in Russia


Q3 2015
9.7%
Q3 2014
9.2%
+0.5pp

Mobile business in Russia
(RUB bln)


+6.4%
85.1
90.6
Q3 2014
Q3 2015
Sales of handsets & accessories
Q3 2015
12.6
Q3 2014
7.9
+58.8%
Data traffic revenue
Q3 2015
20.6
Q3 2014
17.2
+20.2%
Mobile service revenue
Q3 2015
78.0
Q3 2014
77.2
+1.0%

DATA: Growth in a challenging macroeconomic environment

- Rise in Group revenue in spite of macroeconomic challenges throughout our markets of operation
- Highest smartphone penetration in the Russian market
- Launch and development of LTE in 78 regions of Russia
- Won license for providing 3G services throughout Ukraine
- Launched Vodafone brand in Ukraine

DIFFERENTIATION: Focus on a unique customer value proposition

- Leading proprietary retail network of almost 4,700 stores across Russia
- Y-o-Y increase in sales of handsets to push customer data adoption and attract new customers
- Leveraging GPON to enhance market share in Moscow broadband and Pay-TV markets
- Introduction of satellite TV products across Russia

DIVIDENDS: Efficiency and value creation

- Paid out dividends of RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.6 bln, based on H1 2015 financial and operating results
- Strong quarterly improvements in OIBDA despite strong growth in handset and accessory sales

MTS You know that you can!
5

Strong Y-o-Y revenue growth due to: Strategic focus on increasing handset sales through aggressive pricing and expanded retail footprint Growth in data traffic revenues and expansion of our active subscriber base in Russia as a result of pricing and retail strategy Impact of local currency appreciation in Armenia and Turkmenistan Contribution from growth in Uzbekistan operations Y-o-Y revenue dynamics also impacted by: Decrease in revenues in Ukraine due to hryvna devaluation, termination of business activities in Crimea and operational challenges in eastern Ukraine Q-o-Q revenue growth attributable to seasonal trends, in particular higher roaming revenues, as well as increased sales of smartphones Total group revenue (RUB bln) Total group revenue breakdown, Q3 2015 +8.4% +7.4% +12.0% +4.7% Group financial highlights: Revenue Russia mobile ; 66% Sales of handsets ; 11% Russia fixed ; 13% Ukraine ; 6% Armenia ; 2% Turkmenistan ; 1% Uzbekistan ; 1%

Group financial highlights: Adjusted OIBDA

Total group adjusted OIBDA*
(RUB bln)


+12.2%
-1.9%
+12.4%
43.7
49.0
44.3
41.3
42.7
48.0
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015


-2.0%
134.8
132.1
9M 2014
9M 2015

Adjusted OIBDA margin*

Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
44.2%	**45.7%**	41.4%	41.2%	41.6%	**41.7%**

9M 2014	9M 2015
44.4%	**41.5%**

Adjusted OIBDA margin: factor analysis


45.7%
-1.1pp
+2.1pp
-1.3pp
-2.2pp
-1.1pp
+0.2pp
-0.6pp
+0.1pp
41.7%
Q3 2014
Voice revenue
VAS revenue
Roaming revenue
Revenue from handsets & accessories
Operating expenses
Ukraine
Other foreign subsidiaries
Share of profit of Belarus
Q3 2015

*Adjusted for a gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan and adjusted for provision for cash balances deposited in distressed Ukrainian banks: RUB 3.1 bln and RUB 1.7 bln in Q4 2014 and Q1 2015 respectively

- **Y-o-Y decline in Adjusted OIBDA reflects**:
  - Higher contribution from sales of handsets in Russia to the sales mix
  - Build out of the retail chain in Russia
  - Increased roaming and international calling costs in Russia
  - Greater inflationary pressures in our core markets, including increased utility expenses, lines and sites rental costs, higher network maintenance and IT costs and increased taxes and frequency fees in Ukraine
  - Costs related to the development of operations in Uzbekistan

- **Q-o-Q OIBDA increase attributable to** topline dynamics, including seasonally higher contribution from high-margin roaming revenues, growth in data adoption, stable voice revenues and decreasing negative impact of operations in Uzbekistan

MTS You know that you can!

7

Net profit in Q3 2015 impacted by: OIBDA trends A FOREX loss of RUB 3.3 bln based on the value of MTS’s foreign currency-denominated debt due to ruble depreciation MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group 22.1% 14.4% 1.3% 10.9% 16.6% 12.5% 16.4% 13.3% Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 9M 2014 9M 2015 Total group net profit (RUB bln) -29.4% -6.6% -15.7% -15.2% Net profit margin Group financial highlights: Net profit 21.8 15.4 1.4 10.9 17.1 14.4 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 49.9 42.4 9M 2014 9M 2015

In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network MTS sustains its active subscriber base through: Best-in-class customer service Market-leading network performance Tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans Subscribers (mln unless noted) Q3 2014 Q2 2015 Q3 2015 Y-o-Y, % Change Q-o-Q, % Change Total mobile 105.1 105.3 107.1 +1.9% +1.7% Russia 73.3 75.4 76.9 +5.0% +2.0% Ukraine* 22.7 20.3 20.3 -10.7% stable Turkmenistan 1.7 1.6 1.6 -4.7% -0.7% Armenia 2.1 2.1 2.1 -1.1% +0.8% Uzbekistan n/a 0.6 0.9 n/a +35.4% Belarus** 5.3 5.3 5.3 stable +0.5% *Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group mobile subscriber base dynamics

For nine months of 2015, CAPEX equaled RUB 73.1 bln as the Company continues to further: Develop its mobile data networks throughout its markets of operation Deploy GPON in Moscow as well as modernize fixed-line network in other markets in Russia In Q1 2015, MTS won a tender for a nationwide license for the provision of 3G telecommunications services in the 1950-1965 MHz/2140-2155 MHz. The cost of the license amounted to UAH 2.7 bln (RUB 7.0 bln) In Q2 2015, MTS made the first of two payments for refarming of the frequencies to be used for 3G/UMTS services in Ukraine in the amount of UAH 358 million (RUB 865 mln) In H2 2015, MTS will invest up to RUB 7 bln to develop 3G networks in Ukraine by the end of 2015 Russia 85,491 66,146 Ukraine* 4,210 5,405 Armenia 1,142 476 Turkmenistan 1,084 408 Uzbekistan 1 623 Group* 91,929 73,057 - As % of revenue 22.4% 23.0% (in RUB mln) 2014 9M 2015 FY2015 CAPEX  92,000* * Excluding costs of UAH 2.7 bln (RUB 7.044 bln) related to the acquisition of a 3G license in 2015 Group Capital Expenditures 73,057 9M 2015 91,929 2014

In Q3 2015, MTS drew RUB 5 bln from a credit line with Sberbank Quarterly increase in total debt primarily due to revaluation of the foreign-currency denominated portion of the debt portfolio following ruble weakening during Q3 2015 High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength 97% ruble net debt position USD-denominated debt balanced by on-going hedging activities, USD/EUR-denominated short-term investments and long-term deposits **Including financial leasing and including FOREX hedging in the amount of $570.9 mln as of Q3 2015 Gross/Net debt composition by currency Q3 2015** 2% 79% 19% 43% 57% MTS 08 and BO-01 ruble bonds contain put options that as of September 30, 2015, MTS expected to be exercised in November 2015 and in March 2018 respectively. Debt repayment schedule (RUB bln) Total Group Debt* = RUB 336.9 bln *Net of financial leasing and unamortized debt issuance cost Weighted average interest rate Gross debt Net debt Net debt factor analysis by currency (RUB bln) Group debt at the end of Q3 2015 97% 3% 71% 29% USD/ EUR RUB/other local currencies 7.8% 8.7% 5.6% 6.0% 8.1% 0.4% Gross debt Net debt USD/ EUR RUB Total 243.7 14.1 22.3 207.0 101.7 11.1 56.3 27.5 6.8 Gross debt** Cash Short term investments Long term deposits Present value of hedge Net debt RUB/other local currencies USD/EUR 0.3

Net debt/LTM OIBDA increased slightly to 1.2x reflective of the revaluation of the foreign-currency denominated portion of the debt portfolio and utilization of a RUB 5 bln credit line from Sberbank Balance sheet (RUB mln) As of June 30, 2015 As of September 30, 2015 Cash and cash equivalents 44,120 25,149 Short-term investments 46,319 56,627 Long-term deposits 36,802 27,461 Total debt* 318,976 345,421 Long-term debt 270,055 285,993 Short-term debt 48,921 59,427 Present value of hedge 17,340 22,349 Net debt** 174,395 213,835 LTM Adjusted OIBDA 177,344 176,396 Net debt/LTM Adjusted OIBDA 1.0x 1.2x *Including finance lease obligations **Adjusted for the effects of hedging of non-ruble denominated debt Net debt (RUB bln) Group balance sheet and Net debt

MTS raises its Group guidance: Group revenue growth of more than 4% Revenue growth in MTS Russia more than 4% MTS reiterates Group OIBDA margin guidance of more than 40% MTS reiterates its FY2015 CAPEX guidance of RUB 92 bln reflecting planned investments in 3G network development in Ukraine Group revenue and OIBDA dynamics will continue to be impacted by currency volatility in Russia and Ukraine Total Group revenue (RUB bln) >4.0% Group Adjusted OIBDA margin >4.0% Total Russia revenue (RUB bln) >40.0% 92.0* 410.8 43.6% 91.9 * Excluding costs of UAH 2.7 bln related to the acquisition of a 3G license 374.9 Outlook for 2015 Group CAPEX (RUB bln) 2015E 2014 2014 2015E 2014 2015E 2014 2015E

DIVIDEND POLICY In April 2013, MTS Board approved a dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year In 2013, MTS started paying out dividends on a semi-annual basis using interim H1 and full-year financial result New dividend policy to be presented to the BoD in Spring 2016 MTS management committed to maintaining stable level of dividend payout in absolute terms PAYOUT IN 2015 Paid out dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.4 bln, based on the full-year 2014 financial results Paid out RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.6 billion, based on H1 2015 financial results Dividend history (RUB bln) Dividends paid Dividend Payout 30.7 30.0 30.4 41.0 51.2 52.0 2010 2011 2012 2013 2014 2015

15 KEY FINANCIAL & OPERATING RESULTS

Y-o-Y revenue expansion driven by: Higher usage of data and messaging products Increased data adoption among subscribers Quality subscriber additions Strong sales of handsets Q-o-Q growth in revenue demonstrates seasonal trends, including higher roaming revenues, and reflects increased sales of handsets following a reduction in prices in our retail network in April 2015 OIBDA decline attributable to: expansion of the retail footprint; increased smartphone sales; aggressive smartphone pricing strategies; impact of ruble devaluation on costs denominated in foreign currencies, including international roaming and calling; and inflationary pressure Quarterly rise in OIBDA in line with revenue dynamics despite ruble depreciation Total Russia revenue (RUB bln) Russia financial highlights 44.6% 45.8% 42.2% 42.2% 43.7% 42.8% 44.7% 42.9% Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 9M 2014 9M 2015 +9.8% +4.7% +10.2% +4.3% OIBDA margin Total Russia OIBDA (RUB bln) +12.7% -2.1% +8.0% +0.2% 90.4 99.2 98.0 90.4 94.3 103.9 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 276.9 288.7 9M 2014 9M 2015 40.3 45.5 41.4 38.2 41.2 44.5 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 123.7 123.9 9M 2014 9M 2015

Y-o-Y growth in mobile service revenue attributable to: Increased data adoption through higher penetration of smartphones and tablets aided by aggressive smartphone pricing strategy Upselling existing data users to tariff plans and options with incremental higher traffic allowances Increase in the subscriber base Quarterly improvement in mobile service revenues due to seasonally higher roaming revenue Decline in fixed line revenue reflective of a one-off impact of a B2G project in Moscow in Q3 2014 and sustained decline in revenues from fixed telephony in Moscow Sequential increase in sales of handsets as the Company maintained its focus on promoting sales of smartphones to boost smartphone penetration and attract higher-quality subscribers Mobile revenue (RUB bln) Russia revenue breakdown +9.1% +1.0% +7.2% +2.5% Fixed line revenue (RUB bln) +1.4% -4.6% -4.0% -1.0% Sales of handsets & accessories (RUB bln) +32.4% +58.8% +65.8% +31.5% 70.7 77.2 74.6 70.5 72.7 78.0 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 215.8 221.2 9M 2014 9M 2015 15.6 15.8 16.0 15.3 15.7 15.1 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 46.6 46.1 9M 2014 9M 2015 6.0 7.9 9.2 6.3 7.6 12.6 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 20.1 26.5 9M 2014 9M 2015

Y-o-Y growth in VAS revenues attributable to Company's focus on stimulating data usage, promotion of affordable smartphones in its retail chain, sustained investment in high-speed data networks, and success in creating the market’s strongest value proposition to customers Strong Q-o-Q data traffic revenue growth driven by rise in smartphone and tablet penetration and migration of customers to data packages Key initiatives included: Development of LTE networks in 78 Russia’s regions Sustained low level of smartphone prices in MTS retail stores Launch of “Single Internet” tariff option allowing to use data allowances for up to five devices Launch of “Smart Nonstop“ voice & data tariff plan with unlimited data traffic during night hours Launch of entry level bundle “Smart Light “in some of the regions Total VAS revenue (RUB bln) Russia VAS revenue +8.9% +12.4% +8.5% +12.9% Data traffic revenue (RUB bln) +12.1% +20.2% +9.2% +23.0% 25.1 27.3 27.7 28.2 28.3 30.7 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 77.1 87.1 9M 2014 9M 2015 15.3 17.2 17.6 18.1 18.9 20.6 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 46.8 57.6 9M 2014 9M 2015

Y-o-Y ARPU dynamics demonstrate Company’s focus on providing incremental data traffic allowances to stimulate data usage Quarterly increase in ARPU attributable to seasonal factors, including higher consumption of roaming products Y-o-Y MOU dynamics showcase Company’s success in driving usage by promoting tariff plans with free on-net calling Sustained low level of churn demonstrates Company’s focus on customer loyalty and higher-quality subscriber additions SUBS, MLN 70.6 73.3 74.6 74.5 75.4 76.9 CHURN, % 10.9% 9.2% 11.0% 10.1% 9.1% 9.7% VAS ARPU 118.9 126.5 125.0 126.1 125.7 134.3 - AS % OF ARPU 35.4% 35.4% 37.1% 40.0% 38.8% 39.3% APPM 0.90 0.95 0.86 0.86 0.83 0.88 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 ARPU (RUB) +6.6% -4.6% +5.5% MOU (Min) +1.1% +2.4% -0.5% Russia mobile operating indicators 336 358 337 315 324 341 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 373 377 393 367 388 386 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

Russia fixed financial and operating indicators

Fixed line revenue
(RUB bln)


-2.2%
+4.5%
+3.6%
-11.3%
-0.9%
-6.8%
+3.3%
-4.7%
B2C
B2B+
B2G+
B2O
7.3
8.3
7.1
8.7
7.3
8.6
7.4
7.9
7.4
8.3
7.4
7.7
21.6
25.0
22.3
23.8
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
9M 2014
9M 2015

B2C ARPU
(RUB)


-2.0%
+5.1%
-1.2%
271
266
278
284
283
280
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015

	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
SUBS*, 000's	8,932	8,931	8,694	8,757	8,787	8,818
- Fixed telephony	3,707	3,677	3,640	3,601	3,571	3,540
- Internet	2,314	2,359	2,357	2,436	2,486	2,537
- TV	2,911	2,894	2,696	2,719	2,730	2,741

*Including residential fixed-line telephony, broadband, and pay-TV subscribers and not including satellite TV subscribers

- Sustained Y-o-Y improvement in B2C revenue attributable to development of the subscriber base in Moscow and the regions and upselling existing customers and network modernization
- Marked B2C ARPU growth highlights the rising share of double-play and triple-play customers, the continued migration of Pay-TV subscribers to MTS's digital TV platform, upselling broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON
- Decline in residential subscriber base reflects the migration of Pay TV subscribers from analogue to digital platforms, which results in defection of lower-value subscribers, including social package subscribers, as well decline in the number of fixed-line telephony users
- From Q3 2015, MTS discloses the number of subscribers by types of services in line with the best practices in the industry. Numbers of subscribers and ARPU have been retrospectively restated.

MTS You know that you can!
20

MGTS In H2 2011, MGTS began a RUB 50.0 bln investment project to replace outdated ADSL networks with state-of-the-art Gigabit Capable Passive Optic Network (GPON), which allow Internet access speeds of up to 1 Gb/s to the Moscow households and businesses MGTS currently offers broadband access at the speeds up to 500 Mb/s and over 200 TV channels, including 35 HD channels as well as VoD services over IPTV MGTS is growing its subscriber base by upselling its existing customers from ADSL to GPON and acquiring new subscribers Construction of GPON network enabled MTS to increase its share in the Moscow B2C market of broadband and Pay-TV GPON roll-out is planned to be completed in 2015 GPON subscribers (mln) Broadband B2C subscriber market share in Moscow* Pay TV B2C subscriber market share in Moscow* *Source: TMT Consulting 29% 30% Q4 2014 Q3 2015 17% 20% Q4 2014 Q3 2015 0.8 0.9 1.1 1.2 1.3 1.4 0.35 0.45 0.55 0.65 0.75 0.85 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Telephony Subscribers Broadband/Pay TV Subscribers

Smartphones sales and penetration, 2011 – 2015 MTS retail network At the end of Q3 2015, MTS’s retail network comprised 4,695 stores, including 1,550 franchised outlets In Q3 2015, smartphones accounted for 70% of phones sold in MTS stores in units LTE smartphones accounted for 28.9% of smartphones in units sold in the MTS retail chain In Q2 2015, MTS reduced prices on all models of smartphones sold in its retail chain in order to: Counteract competitors’ efforts to markedly increase their share of distribution in the market Drive further migration to higher-value tariffs and data plans As a result, we registered a 1.7x Y-o-Y increase in number of smartphones sold, while total smartphone penetration on our network reached 47.4% Average price of smartphone = RUB 7,397 Roughly 18% of smartphones sold on credit Smartphones sales by price category (000’s units) Handsets and accessories sales and gross margin 52% 66% 78% 88% 92% 20% 29% 48% 63% 70% 14% 23% 32% 42% 47% 2011 2012 2013 2014 Q3 2015 Sales of smartphones through MTS own stores as % of total handsets sold in RUB (period average) Sales of smartphones through MTS own stores as % of total handsets sold in units (period average) Smartphones penetration as % of all mobile phones on MTS network (eop) 6,003 7,945 9,220 6,258 7,607 12,615 10.4% 12.5% 16.7% 25.1% 7.4% 7.1% 0.0% 50.0% 100.0% 0 5,000 10,000 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Handsets & accessories sales, RUB mln Gross margin

Ukraine financial highlights

Total Ukraine revenue
(UAH mln)



+9.6%
-8.7%
+6.3%
2,570
2,818
2,282
2,631
2,419
2,572
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015



-2.3%
7,802
7,622
9M 2014
9M 2015

Total Ukraine Adjusted OIBDA*
(UAH mln)



-5.3%
-13.5%
+11.3%
1,279
1,211
963
1,238
942
1,048
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015



-13.4%
3,728
3,228
9M 2014
9M 2015

Adjusted OIBDA margin

Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
49.8%	43.0%	42.2%	47.0%	38.9%	40.8%

9M 2014	9M 2015
47.8%	42.4%

* Adjusted for provision for cash balances deposited in distressed Ukrainian banks: UAH 1,449 bln and UAH 648 mln in Q4 2014 and Q1 2015 respectively

- Y-o-Y decline in topline reflective of termination of operations in Crimea, operational challenges in the East of Ukraine and declining disposable incomes
- Organically MTS delivered positive dynamics Y-o-Y driven by the launch of 3G services through a roaming agreement with a local provider TriMob, higher interconnect revenues and increase in prices for tariff options, international roaming and calling
- Q-o-Q increase in revenue and adjusted OIBDA due to stronger voice and data revenue dynamics during the period

Market update

- On October 15, 2015, MTS extended its existing strategic partner market agreement with Vodafone to launch the Vodafone brand in Ukraine.
- Vodafone is advising on network build-out, operation and optimization and the launch of 3G services (including bundled offers, long distance international calls, roaming at competitive prices, music and game applications)
- MTS has been providing 3G services in major cities across Ukraine through a roaming agreement with local provider TriMob
- As of November 17, 2015, proprietary 3G networks have been launched in Odessa, Chernovtsy, Mukachevo, and Uzhgorod
- By end of 2015, MTS will cover all major metropolitan centers with proprietary 3G data networks

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23

Y-o-Y increase in total VAS revenue as a result of greater adoption of data products through marketing try & buy campaigns Q-o-Q increase in data traffic revenue due to growing data usage enabled by 3G roaming agreement with TriMob Total VAS revenue (UAH mln) Ukraine VAS revenue -7.0% +4.0% +5.7% -7.9% Data traffic revenue (UAH mln) -5.2% +17.5% +12.1% +5.1% 747 694 603 672 683 722 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 2,254 2,077 9M 2014 9M 2015 277 263 227 268 276 309 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 811 852 9M 2014 9M 2015

Y-o-Y increase in ARPU indicative of the stable usage and aided by the growth in interconnect revenues and an increase in prices Y-o-Y growth in voice usage as customer usage returns to pre-2014 levels SUBS, MLN 22.3 22.7 20.2 20.3 20.3 20.3 CHURN, % 4.5% 4.6% 17.6% 5.5% 5.6% 6.9% VAS ARPU 11.3 10.3 9.4 11.1 11.2 11.9 - AS % OF ARPU 29.5% 25.0% 26.9% 25.9% 28.6% 28.4% SAC 50.8 63.4 69.3 69.2 86.7 76.2 APPM 0.067 0.085 0.072 0.084 0.078 0.083 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 ARPU (UAH) +7.3% +1.4% +6.5% MOU (MIN) -16.0% +3.5% -0.4% Ukraine operating indicators 38 41 35 43 39 42 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 575 483 480 508 502 500 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

Y-o-Y revenue dynamics driven by a sustained decline in local and international calling and roaming due to macroeconomic factors Quarterly revenue growth due to seasonally higher roaming revenues mitigated by lower interconnect revenues Strong quarterly OIBDA dynamics due to seasonally greater contribution from roaming to the sales mix Y-o-Y deterioration in OIBDA reflective of the decline in revenues, including decline in high-margin roaming and international calling revenues Total Armenia revenue (AMD bln) Armenia financial highlights 47.9% 54.6% 46.6% 48.1% 45.9% 51.7% 49.8% 48.7% Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 9M 2014 9M 2015 +16.9% -12.6% +4.4% -5.8% OIBDA margin Total Armenia OIBDA (AMD bln) +33.3% -17.2% +17.6% -7.9% 18.9 22.1 19.6 16.9 18.5 19.3 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 58.1 54.7 9M 2014 9M 2015 9.0 12.1 9.1 8.1 8.5 10.0 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 28.9 26.6 9M 2014 9M 2015

Y-o-Y decline in ARPU attributable to an increase in free on-net calls included in the packages as well as reduced international calling Quarterly increase in ARPU in line with traditional seasonal trends due to higher subscriber roaming revenues Y-o-Y rise in MOU reflects MTS’s efforts to drive voice usage SUBS, 000’s 2,121.8 2,149.4 2,145.5 2,116.6 2,109.7 2,126.6 CHURN, % 7.7% 9.0% 9.5% 8.7% 8.4% 8.3% SAC 5,302.3 4,773.3 6,261.6 5,545.7 5,766.7 5,095.6 APPM 5.70 6.41 5.65 5.20 5.29 5.39 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 ARPU (AMD) +14.9% -13.0% +3.7% MOU (MIN) +2.1% +3.4% +1.7% Armenia operating indicators 2,939 3,379 2,957 2,565 2,836 2,940 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 516 527 523 493 536 545 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

Y-o-Y topline growth driven by increased data and content revenues due to network enhancement, the launch of a new Smart family of tariffs and promotion of MTS-branded content services Quarterly revenue dynamics reflective of the growth in data traffic revenues following the launch and promotion of the new V&D tariff plans Y-o-Y decline in OIBDA due to the impact of US dollar appreciation on foreign currency denominated cost items, including IT and network maintenance fees, higher line rental costs and an increase in payroll in January 2015 Quarterly OIBDA growth due to the topline trends and a growing contribution from high-margin data and content revenues to the sales mix Total Turkmenistan revenue (TMT mln) Turkmenistan financial highlights 44.3% 41.8% 40.2% 36.0% 37.4% 39.3% 41.7% 37.6% Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 9M 2014 9M 2015 +3.2% +4.3% +4.4% OIBDA margin Total Turkmenistan OIBDA (TMT mln) -2.6% -2.0% +9.7% -5.0% +5.6% 69.3 71.5 75.6 71.9 71.5 74.6 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 206.5 218.0 9M 2014 9M 2015 30.7 29.9 30.4 25.9 26.7 29.3 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 86.2 81.9 9M 2014 9M 2015

Y-o-Y growth in ARPU reflects MTS’s success in monetizing its subscriber base and higher data traffic revenues Y-o-Y decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix SUBS, 000’s 1,699.4 1,691.3 1,718.8 1,675.4 1,622.9 1,612.0 CHURN, % 10.4% 11.2% 10.3% 12.1% 13.0% 12.0% SAC 24.1 26.7 26.1 28.9 28.3 25.8 APPM 0.024 0.025 0.027 0.027 0.028 0.030 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 ARPU (TMT) +3.7% +9.2% +6.9% MOU (Min) -1.9% -9.4% -0.8% Turkmenistan operating indicators 13.6 14.1 14.8 13.7 14.4 15.4 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 575 564 553 504 515 511 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

Total Uzbekistan revenue (UZS bln) SUBS, MLN 0.2 0.4 0.6 0.9 ARPU (UZS) - 21,027 23,373 23,976 MOU - 356 462 530 CHURN, % - 8.4% 13.0% 14.3% Q4 2014 Q1 2015 Q2 2015 Q3 2015 Operating indicators On September 24, 2014, MTS took possession of a 50.01% stake in the Russian-Uzbek entity Universal Mobile Systems LLC (UMS) UMS has been granted 2G, 3G and LTE licenses, and received frequencies, numbering capacity and other permits required for the launch of the operations MTS launched operations throughout the territory of Uzbekistan on December 1, 2014 MTS expects positive OIBDA in 2016 MTS expects subscriber base to increase to 1.15 mln by the end of 2015 MTS focuses on attracting high-value customers through superior network quality and excellence in customer service Total Uzbekistan OIBDA (UZS bln) Uzbekistan revenue outlook (UZS bln) Uzbekistan OIBDA outlook (UZS bln) 189.0 Uzbekistan: re-entering the market 4.5 19.3 37.4 54.4 Q4 2014 Q1 2015 Q2 2015 Q3 2015 - 28.7 - 38.8 - 22.2 - 5.5 Q4 2014 Q1 2015 Q2 2015 Q3 2015 2015E - 90.1 2015E

Belarus financial highlights

Total Belarus revenue
(BYR bln)



+5.0%
+10.8%
+10.6%
1,238
1,299
1,327
1,174
1,302
1,440
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015



+7.4%
3,647
3,917
9M 2014
9M 2015

Total Belarus Adjusted OIBDA*
(BYR bln)



+7.0%
-0.5%
-0.1%
632
676
667
640
673
673
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015



+4.8%
1,895
1,986
9M 2014
9M 2015

Adjusted OIBDA margin

Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
51.1%	**52.1%**	50.3%	54.5%	51.7%	**46.7%**

9M 2014	9M 2015
52.0%	**50.7%**

- Y-o-Y improvement in topline attributable to
  - Upward price revision during 2014 following devaluation of the Belarussian ruble and price adjustments in March 2015 on roaming and VAS
  - An increase in data revenues attributable to Company's success in growing smartphone penetration and customer migration to V&D tariff plans
  - Launch and promotion of MTS-branded content subscription services
  - Rising sales of handsets as the Company focused on stimulating sales of smartphones
- Q-o-Q rise in revenues demonstrates seasonally higher usage, including higher usage of voice and data roaming products
- Y-o-Y flat Adjusted OIBDA reflective of the higher contribution of high-margin data revenues in the sales mix and mitigated by increases sales of handsets as well as the impact of inflationary pressure

*OIBDA adjusted in Q1 2015 for reserves due to investments in distressed Delta Bank in the amount of RUB 282 mln (BYR 69.69 bln)

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31

Y-o-Y improvement in ARPU attributable to increase in tariffs and growing usage of data due to the rising penetration of smartphones and the promotion of voice & data bundle offerings Q-o-Q increase in ARPU in line with the seasonal patterns Y-o-Y decrease in MoU in line with overall market trends as subscribes reduce voice usage under the impact of increased tariffs and lower disposable income The lowest level of churn in the market reflective of the customer loyalty as the Company continues to maintain its leadership position in the market SUBS, 000’s 5.3 5.3 5.3 5.3 5.3 5.3 CHURN, % 4.7% 5.5% 5.8% 5.1% 4.7% 4.9% SAC 154.2 158.8 189.1 201.5 222.8 217.1 APPM 139.6 145.0 154.8 153.6 156.1 160.3 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 ARPU (BYR 000’s) +5.3% +4.8% +3.1% MOU (MIN) +1.4% -5.2% +0.4% Belarus mobile operating indicators 68.5 72.2 74.3 68.8 73.3 75.6 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 491 498 480 448 470 472 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015

33 APPENDIX

Definitions & reconciliations

In 2010, the Russian State Duma enacted a law requiring Russian companies, which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the Financial Year ended December 31, 2015. To conform to this requirement, the Group will prepare its financial statements for the Financial Year Ended December 31, 2015 with comparable data for the Financial Year ended December 31, 2014 under IFRS.

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating profit before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating profit when there were significant excluded one off effects. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2015						Q2 2015						Q3 2015					
RUB mln	Group	RUS	UKR	ARM	TUK	UZB	Group	RUS	UKR	ARM	TUK	UZB	Group	RUS	UKR	ARM	TUK	UZB
OPERATING PROFIT/(LOSS)	19,163	21,091	693	436	252	(2,134)	22,501	23,728	1,190	412	237	(1,373)	27,319	27,275	1,675	680	326	(1,404)
Add: Provision cash balances deposited in distressed Ukrainian banks	1,698	-	1,698	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ADJUSTED OPERATING PROFIT/(LOSS)	20,861	21,091	2,391	436	252	(2,134)	22,501	23,728	1,190	412	237	(1,373)	27,319	27,275	1,675	680	326	(1,404)
ADD: D&A	20,448	17,080	1,344	623	205	1,209	20,221	17,517	1,107	525	165	917	20,700	17,252	1,358	626	203	1,275
ADJUSTED OIBDA	41,309	38,171	3,735	1,059	458	(925)	42,722	41,245	2,297	937	402	(455)	48,019	44,527	3,032	1,306	529	(128)

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Definitions & reconciliations Q1 2015 Q2 2015 Q3 2015 Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB OPERATING MARGIN 19.1% 23.3% 8.8% 19.8% 19.8% n/a 21.9% 25.2% 20.2% 20.1% 22.0% n/a 23.7% 26.2% 22.5% 26.9% 24.3% n/a Add: Provision for cash balances deposited in distressed Ukrainian banks 1.7% - 21.5% - - - - - - - - - - - - - - - ADJUSTED OPERATING MARGIN 20.8% 23.3% 30.2% 19.8% 19.8% n/a 21.9% 25.2% 20.2% 20.1% 22.0% n/a 23.7% 26.2% 22.5% 26.9% 24.3% n/a ADD: D&A 20.4% 18.9% 17.0% 28.3% 16.1% 248.1% 19.7% 18.6% 18.8% 25.7% 15.4% 117.6% 18.0% 16.6% 18.2% 24.8% 15.1% 95.8% ADJUSTED OIBDA MARGIN 41.2% 42.2% 47.3% 48.1% 36.0% n/a 41.6% 43.7% 38.9% 45.8% 37.4% n/a 41.7% 42.8% 40.7% 51.7% 39.4% -

Definitions & reconciliations RUB mln As of Dec 31, 2014 As of Sep 30, 2015 Current portion of LT debt and of finance lease obligations 41,955 60,102 LT debt 240,860 277,218 Finance lease obligations 8,857 10,417 Unamortized debt issuance cost (1,707) (2,316) Total debt 289,965 345,421 Less: Cash and cash equivalents 61,410 25,149 ST investments 9,942 56,627 LT deposits 13,671 27,461 Effects of hedging of non-ruble denominated debt 21,936 22,349 Net debt 183,006 213,835 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with IFRS. RUB mln For nine months ended Sep 30, 2014 For nine months ended Sep 30, 2015 Net cash provided by operating activities 120,039 100,011 Less: Purchases of property, plant and equipment (40,262) (56,528) Purchases of intangible assets* (13,056) (16,529) Proceeds from sale of property, plant and equipment 506 2,279 Investments in and advances to associates (2,862) - Free cash flow 64,365 29,233 Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. *Excluding purchases of 3G license in Ukraine (RUB 7.044 bln)

Definitions & reconciliations RUB mln Q4 2014 ended Dec 31, 2014 Nine months ended Sep 30, 2015 Twelve months ended Sep 30, 2015 A B C = A + B Net operating profit 22,852 68,983 91,835 Less: Gain from reentrance into Uzbekistan (3,130) - (3,130) Add: Provision for cash balances deposited in distressed Ukrainian banks 5,138 1,698 6,836 Add: D&A 19,486 61,369 80,855 LTM Adjusted OIBDA 44,346 132,050 176,396 LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

Definitions & reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for Pad: http://goo.gl/oRuyqk Contact information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 17, 2015